RECEIVED

2006 DEC 13 P 1:09

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rabobank Nederland
Directoraat Control Rabobank Groep

Visiting address *Croeselaan 18, Utrecht*

Telephone *00 31 302162615*
Fax *0031 302161940*

Sender *UC-G 717, Postbus 17100, 3500 HG Utrecht*

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

06019185

Our reference BB/jcd
Date December 5, 2006

SUPPL

Subject **Rabobank Nederland Rule 12g3-2(b) File No. 82-5010**

The enclosed press releases from the period November 2006 and the Pricing Supplements of November 2006 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

PROCESSED
DEC 20 2006
THOMSON FINANCIAL

Yours sincerely,
Rabobank Nederland

Prof.dr.ir.Bert Bruggink
Executive Board / CFO Rabobank Group

Rabobank

Rabobank in business

Rabobank, Mid-State Bancshares Agree to $851 Million Acquisition of Mid-State Bank & Trust

2-11-2006 | Press Release

Rabobank and Mid-State Bancshares (NASDAQ: MDST), the holding company for Mid-State Bank & Trust, announced an acquisition agreement through which Mid-State Bank & Trust will become part of the Raboba Upon completion, Mid-State Bank & Trust will be merged into Rabobank, N.A., Rabobank's community bank in California.

Mid-State's Commitment to Serving Local Communities to Continue

November 2, 2006 – Roseville, CA and Arroyo Grande, CA – Rabobank, the Dutch financial services leader community banking and agricultural finance, and Mid-State Bancshares (NASDAQ: MDST), the holding com State Bank & Trust, today announced an acquisition agreement through which Mid-State Bank & Trust will b the Rabobank Group. Upon completion, Mid-State Bank & Trust will be merged into Rabobank, N.A., Rabol community banking subsidiary in California.

Mid-State Bank & Trust is an independent community bank serving California's San Luis Obispo, Santa Bart Ventura counties. Since opening its doors in 1961, the Mid-State Bank & Trust has grown to 41 retail offices commercial loan centers serving more than 100,000 households. For the first nine months of 2006, Mid-Sta reported diluted earnings of $1.17 per share on net income of $26.6 million. As of September 30, 2006, Mid Trust had total assets of $2.37 billion, loans of $1.57 billion, and deposits of $2.02 billion.

Under the terms of the acquisition agreement, Rabobank will acquire all of the shares of Mid-State Bancsha merger with a Rabobank subsidiary, for a purchase price of $37 per share in cash, or a total purchase price million, which represents a 23% premium over the average share price of Mid-State Bancshares common st October. The transaction is expected to close in the second quarter of 2007, subject to approval by Mid-Sta shareholders and the receipt of all required regulatory approvals. Sandler O'Neill & Partners, L.P., a financi and investment banking firm, served as financial advisor to the board of directors of Mid-State Bancshares fi transaction and rendered a fairness opinion to the board.

"We are delighted to announce this agreement with Mid-State Bank & Trust, and look forward to welcoming employees and customers into the Rabobank family," said Ronald Blok, Chief Executive Officer of Raboban union is an ideal match of two organizations with wholly complementary footprints as well as similar lines of market positioning, and client demographics. Equally compelling are the strong cultural values shared by R Mid-State: a commitment to superior customer service, a focus on personalized banking relationships, and involvement in the local community. Together, we will be able
to provide a more extensive network of branches and ATMs and an even broader array of attractive financia services to customers throughout San Luis Obispo, Santa Barbara and Ventura counties, while continuing to high standards for service excellence and community engagement to which Rabobank and Mid-State are co

Carrol Pruett, Chairman of the Board of Mid-State Bancshares, said, "This agreement is the next step in the Mid-State as a premier financial services provider on the Central Coast of California. Rabobank and Mid-St fit and we look forward to being part of the combined organization. We both have strong roots in agricultural emphasis on friendly, hometown service, and a deep commitment to the communities we serve."

Rabobank Expands California Retail Bank to 81 Branches, $7.5 Billion in Assets

Rabobank's Growing California Presence

"This transaction is a further step in Rabobank's strategy to expand our presence in California communities agricultural markets across the U.S.," said Cor Broekhuyse, Chairman of the Board of Rabobank, N.A. and F Manager for Rabobank International in the Americas. "It gives us an additional foothold in an important regic from which we can provide customers with high quality banking services. We will invest in the growth of the network and leverage the combined resources, knowledge and financial capabilities of both banks to provide of competitive products to meet the financial needs of the businesses, organizations, municipalities, agricultu households throughout the region."

The addition of Mid-State is geographically complementary to Rabobank's existing California footprint and w increase the size of its retail banking operations, creating a network of 81 branches and 13 commercial loan spanning many prime California markets, and an organization with nearly 1700 employees and approximate in total assets. Rabobank will keep all 41 Mid-State branches open and plans to invest further in the develo bank's franchise.

Rabobank, N.A. currently provides full retail and commercial banking services from 40 locations spanning 6(

the Imperial Valley through the Central Valley and up to the Sacramento area. Rabobank began its Califorr banking operations with the December 2002 acquisition of Valley Independent Bank, and subsequently mor that bank's assets and capital, while also expanding into new markets and undertaking the remodeling and u its banking facilities. In January 2006, Rabobank acquired Community Bank of Central California, adding 14 its then 26-branch network as well as 300 employees and $1.25 billion in assets.

Over this period, Rabobank also committed significant support to the local California communities it serves, entering into a 10-year naming rights agreement with the Rabobank Arena, Theater and Convention Center a premier concert and exhibition venue serving the Central Valley, and donating $2 million to the National St Center in Salinas, resulting in the renaming of the Rabobank Agriculture Museum and creation of the Rabob Endowment Fund at the Center.

Community-Focused Banking From a AAA Leader

A century-old cooperative bank with a strong commitment to community banking and long heritage in agricul Rabobank Group brings tremendous resources, competitive pricing and deep financial expertise to each of i relationships, backed by its $650 billion in assets and AAA credit rating. The bank's many international busi each managed locally, so that customers enjoy the advantages of Rabobank Group's financial strength and with the responsiveness of a community bank and personal access to trusted, experienced bankers who are knowledgeable about the local market.

Rabobank follows this localized strategy in its California banking business, approaching the state as several regions based on geography and market characteristics rather than as a single homogenous market. With strategy, Rabobank is able to fulfill its mission of being a true community bank in each of its different market responsive to the needs of local customers, tailored in its community outreach, and more agile with regard tc business and marketing initiatives.

MID-STATE BANK & TRUST

Combining Mid-State With Rabobank

In keeping with Rabobank's regional approach in California, the Mid-State franchise will continue to operate bank within the Rabobank, N.A. organization following the acquisition, with significant autonomy in terms of management, business development, community outreach and other key functions. James W. Lokey, Chief Officer of Mid-State Bank & Trust, will become President of Rabobank, N.A. with responsibility for the entire region following the acquisition. He and Carrol Pruett will both join the board of directors of Rabobank, N.A.

"This is an exciting move forward for our customers, shareholders, employees and the communities we serv Lokey. "As part of Rabobank, we will be able to offer our customers new products and services and signific our agricultural financing capabilities. Our shareholders will receive an attractive cash price and our employ continue to serve customers and support our business as they currently do, while being part of a larger orga shares our culture and offers new opportunities. This agreement will give us greater resources to continue b in Your Community."

"Over the next few months, we will evaluate the best way to combine the two organizations," said Mr. Blok, " maintaining the features that make Mid-State so special: experienced management, talented and dedicated high quality customers, and a strong branch network. Mid-State customers can be assured that they will co with the same local bank staff and continue to receive the same high level of service they always have from We at Rabobank are enthusiastic about the opportunity to put our banking services, resources and expertise customers throughout San Luis Obispo, Santa Barbara and Ventura counties."

Media Contacts

Rabobank:		
Lynne Burns	212/365-4303	Lynne.Burns@rabobank.com
Mid-State:		
Andy Frokjer	805/473-6885	AFrokjer@midstatebank.com

Leslie Stone	805/473-6849	LStone@midstatebank.com
Rabobank Group:		
Raymond Salet	(+31) 3021 62832	R.Salet@rn.rabobank.nl

Rabobank Group is a financial services leader providing retail and institutional banking and agricultural finar key markets around the world. From its century-old roots as a finance cooperative founded by Dutch farmer has grown into one of the 25 largest banks worldwide with approximately US$650 billion in assets and opera 35 countries. Rabobank is the only private bank in the world with the highest possible credit rating from both Poor's (AAA) and Moody's Investor Service (Aaa), and is ranked as the world's third safest bank by Global F magazine. In the Americas, Rabobank is a leading financier to all segments of the agriculture industry, prov wholesale banking services to food and agribusiness clients and agricultural lending to farmers, ranchers, in and manufacturers, as well as a specialist in sophisticated, customer-driven solutions in the Global Financia Corporate Finance arenas.

In California, Rabobank offers full retail and commercial banking services through Rabobank, N.A., a comm bank serving local businesses, individuals, organizations, agricultural customers, commercial real estate inv developers, and communities from 40 locations extending 600 miles from the California border with Mexico Sacramento area and throughout the Central Coast. Visit www.RabobankAmerica.com

Mid-State Bancshares is a $2.3 billion holding company for Mid-State Bank & Trust, an independent, comm serving California's San Luis Obispo, Santa Barbara and Ventura counties. Since opening its doors in 1961 Bank & Trust has grown to 41 offices serving more than 100,000 households. www.midstatebank.com

Forward Looking Statements: Certain statements contained herein are forward-looking statements within th Section 27A of the Securities Act including, but not limited to, statements that are predictions of or indicate f trends, plans or objectives. Undue reliance should not be placed on such statements because, by their natu subject to known and unknown risks and uncertainties, including the risk that the proposed acquisition may consummated. The following factors, among others, could cause actual results to differ materially from those herein or from past results: the failure to obtain regulatory approval for the proposed transaction; the failure Bancshares shareholders to approve the transaction; the inability to obtain, or meet conditions imposed for, regulatory approvals and consents; other economic, business, competitive and/or regulatory factors affectin and Rabobank's businesses generally; and the risk of future catastrophic events including possible future te incidents. Neither Mid-State Bancshares nor Rabobank undertake any obligation to publicly update or revis forward-looking statements, whether to reflect new information, future events or otherwise.

Additional Information and Where to Find it:

Investors and security holders are urged to carefully review and consider Mid-State Bancshares' public filing SEC, including but not limited to its Annual Report on Form 10-K for the year ended December 31, 2005 and Reports on Form 10-Q for the reporting periods in 2006.

Investors seeking additional information about VIB Corp/Rabobank, National Association may visit the webs at www.rabobankamerica.com. The documents filed by Mid-State Bancshares with the SEC may be obtaine charge at Mid-State Bancshares' website at www.midstatebank.com or at the SEC's website at www.sec.go documents may also be obtained free of charge from Mid-State Bancshares by requesting them in writing to Bancshares, Attention: Investor Relations, 1026 Grand Avenue, Arroyo Grande, CA, 93420, or by telephone 6829.

This press release may be deemed to be solicitation material in respect of the proposed acquisition of Mid-S Bancshares. Mid-State Bancshares intends to file a proxy statement and other documents regarding the pro acquisition with the SEC. Before making any voting or investment decision, investors and security holders o Bancshares are urged to carefully read the entire proxy statement, when it becomes available, as well as an amendments or supplements, because they will contain important information about the proposed acquisitio proxy statement will be sent to the shareholders of Mid-State Bancshares seeking any required shareholder Investors and security holders will be able to obtain the proxy statement free of charge from Mid-State Banc writing to the address provided in the paragraphs above.

Mid-State Bancshares, its directors, executive officers and certain other persons may be soliciting proxies fr Bancshares shareholders in favor of the approval of the acquisition. Shareholders may obtain additional info regarding the interests of such participants by reading the registration statement and proxy statement when available.

Rabobank

Rabobank in business

Rabo Mobile - calling with the wallet of tomorrow

13-11-2006 | Press Release

Rabobank is the first bank in Europe to introduce mobile banking and low-cost calling in one with Rabo Mob service is in line with the current transition from 'going to the bank during opening hours' to 'the bank that is anytime, anywhere'. Rabobank is also offering its customers an attractive and transparent calling rate with R The bank is working in partnership with multimedia company Talpa and telecom provider Orange to provide service.

Piet van Schijndel, Member of the Executive Board of Rabobank Nederland: 'Mobile phones are the wallets Rabo Mobile lets you transfer funds between payment, savings and investment accounts and transfer funds account - quickly, easily and safely. Plus it will be possible within the foreseeable future to use mobile phone free payments. You will then be able to leave your wallet at home. After all, you will have the bank in your pc everywhere and around the clock.'

Rabo Mobile will initially be focused on Rabobank's 2.6 million internet banking customers. Various products will also be developed specifically for small and medium-sized enterprises.

Rabobank is the first bank in Europe to offer mobile banking in combination with an attractive calling rate. As market player, the bank is able to provide a competitive telephony offer without a fixed subscription. Calls wi at 10 eurocents a minute, regardless of how often you call. Users must, however, make a minimum of 10 eu each month. Each customer will receive a standard amount of 1 MB of mobile internet free each month. Cus also opt for unlimited mobile internet for a set charge of 10 euros per month. What's more, customers can ch extremely wide range of mobile phones including an easy-to-operate phone, a stylish phone and an innovati 'smartphone'. It will, of course, also be possible for customers to continue using their own phone and to retai number. Rabo Mobile will arrange the transfer and number retention free of charge.

In addition to the standard mobile services and daily banking transactions, special banking products and ser available on request. For example, customers can receive a text message to notify them when their salary h credited to their account, the mortgage payment has been deducted or if the balance is above or below a pr limit. Customers will also be able to check their balances on payment, savings and investment accounts and recent transactions whenever and wherever they like. The telephone can also be used to search for the nea branch office and to keep track of the latest financial news.

For more information, please contact:
Jan-Willem ter Avest, T (030) 216 17 40

Execution Copy

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

EUR 80,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1666A

TRANCHE NO.: 1

TRY 50,000,000 18.00 per cent. Fixed Rate Notes 2006 due 22 January 2010 (the "Notes")

Issue Price: 100.755 per cent.

Scotia Capital

The date of these Final Terms is 17 November 2006

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated 31 May 2006 and the supplemental Offering Circular dated October 30, 2006 (together the 'Offering Circular'), which constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and *www.bourse.lu*.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1666A
	(ii)	Tranche Number	1
3	Specified Currency or Currencies:		Turkish Lira (**"TRY"**)
4	Aggregate Nominal Amount:		
	(i)	Series:	TRY 50,000,000
	(ii)	Tranche:	TRY 50,000,000
5	Issue Price:		100.755 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		TRY 1,000
7	(i)	Issue Date:	22 November 2006
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		22 January 2010
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax):		No
10	Interest Basis:		18.00 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	*Change of Interest or Redemption/ Payment* Basis:		Not Applicable
13	Put/Call Options:		Not Applicable

14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15		Method of distribution:	Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16		**Fixed Rate Note Provisions**	Applicable
	(i)	Rate of Interest:	18.00 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date:	22 January 2007 subject to Condition 10(h)(A), short first coupon with respect to the period from and including the 22 November 2006 to but excluding 22 January 2007
	(iii)	Fixed Coupon Amount:	TRY 30.08 per TRY 1,000 in respect of the *short first coupon* TRY 180 per TRY 1,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual (ICMA)
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17		Floating Rate Provisions	Not Applicable
18		Zero Coupon Note Provisions	Not Applicable
19		Index Linked Interest Note Provisions	Not Applicable
20		Equity Linked Interest Note Provisions	Not Applicable
21		Dual Currency Note Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option	Not Applicable
23	Put Option	Not Applicable
24	*Final Redemption Amount (all Notes except* Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note	TRY 1,000 per Note of TRY 1,000 Specified Denomination
25	Final Redemption Amount (Equity Linked Redemption Notes)	Not Applicable
26	Final Redemption Amount (Index Linked Redemption Notes)	Not Applicable

27	Early Redemption Amount	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the *permanent Global Note*
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London, Istanbul and TARGET, subject to Condition 10(h)(A)
30	Talons for future Coupons or Receipts to be attached to *Definitive Notes (and dates on* which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable

35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary or permanent Global Note and the temporary or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearings system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of the Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Scotia Capital Inc.
	(iii)	Managers' Commission:	1.1875 per cent. selling concession 0.1875 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Manager:		**Scotia Capital Inc.** 33 Finsbury Square London EC2A 1BB United Kingdom
38	Applicable TEFRA exemption:		D Rules

39	Additional selling restrictions:	Turkey Each Manager has represented and agreed that: (i) The Notes are not registered with the Turkish Capital Markets Board ("CMB") under the provisions of Law no. 2499 of the Republic of Turkey (the "Capital Markets Law"); (ii) Neither the Offering Circular nor any other offering material related to the offering is being utilised in connection with any general offering to the public within the Republic of Turkey for the purpose of the sale of the Notes (or beneficial interests therein) without the prior approval of the CMB; and (iii) It has not sold or caused to be sold and will not sell or cause to be sold outside Turkey the Notes (or beneficial interests therein) to residents of Turkey, unless such sale is authorised pursuant to Article 15(d)(ii) of Decree 32 (as amended from time to time) and the CMB regulations.
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of Euro 0.539855, producing a sum of (for Notes not denominated in Euro):	Euro 26,992,750
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 80,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's regulated market with effect from 22 November 2006
(iii)	Estimate of total expenses related to admission to trading:	Euro 1,660

2 Ratings

Rating:

The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk and this indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets *(Autoriteit Financiële Markten)* has provided to each of the *Commission bancaire, financiére et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés finaciers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg and the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the

Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	[Banking business]
(ii)	*Estimated net proceeds*	TRY 49,680,000
(iii)	Estimated total expenses:	TRY 697,500 (comprising of TRY 10,000 Managers' expenses and TRY 687,500 *selling concession and combined management and underwriting commission*)

6 Yield (Fixed Rate Notes Only)

Indication of yield: 17.754 per cent. per annum

This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the *Rate of Interest and the time to the Maturity* Date. It is also assumed that all coupons are *reinvested at the same rate.*

The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying (Equity-Linked Notes only)

Not Applicable

11 Operational Information

(i)	ISIN Code:	XS0275244514
(ii)	Common Code:	027524451
(iii)	Fondscode:	Not Applicable

(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))	Not Applicable

12 General

Tradeable Amount:	Not Applicable
Time period during which the offer is open:	Not Applicable
Description of the application process:	Not Applicable
Description of possibility to reduce subscriptions:	Not Applicable
Manner for refunding excess amount paid by applicants:	Not Applicable
Minimum and/or maximum amount of application:	Not Applicable
Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
Manner and date in which results of the offer are to be made public:	Not Applicable
Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 80,000,000,000
Global Medium-Term Note Programme
due from seven days to perpetuity

SERIES NO: 1663A
TRANCHE NO: 1
EUR42,000,000 Callable Fixed Rate Notes 2006 due November 2016

Issue Price: 100.00 per cent.

Barclays Capital

The date of these Final Terms is 17 November 2006

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the offering circular dated May 31, 2006 and the supplemental Offering Circular dated October 30, 2006 (together the '**Offering Circular**'), which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	1663A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro (EUR)
4	Aggregate Nominal Amount:	
	(i) Series:	EUR42,000,000
	(ii) Tranche:	EUR42,000,000
5	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:	EUR50,000
7	Issue Date:	21 November 2006
	Interest Commencement Date:	Not Applicable
8	Maturity Date:	21 November 2016
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	Fixed Rate Notes (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Issuer Call (further particulars specified below)

14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15		Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16		**Fixed Rate Note Provisions**	Applicable
	(i)	Rate of Interest:	From and including the Issue Date to but excluding 21 November 2011, the Rate of Interest shall be 4.25 per cent. per annum payable annually in arrears From and including 21 November 2011 to but excluding 21 November 2014, the Rate of Interest shall be 4.50 per cent. per annum payable annually in arrears From and including 21 November 2014 to but excluding 21 November 2015, the Rate of Interest shall be 4.75 per cent. per annum payable annually in arrears From and including 21 November 2015 to but excluding the Maturity Date, the Rate of Interest shall be 5.00 per cent. per annum payable annually in arrears
	(ii)	Interest Payment Date(s):	21 November in each year, from and including 21 November 2007 to and including the Maturity Date
	(iii)	Fixed Coupon Amount (s):	EUR2,125 per Specified Denomination, payable on each Interest Payment Date from and including 21 November 2007 to and including 21 November 2011 EUR2,250 per Specified Denomination, payable on each Interest Payment Date from and including 21 November 2012 to and including 21 November 2014 EUR2,375 per Specified Denomination, payable on 21 November 2015 EUR2,500 per Specified Denomination, payable on 21 November 2015
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	30/360, unadjusted

	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	21 November in each year, from and including 21 November 2008 to and including 21 November 2015
	(ii)	Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	EUR50,000 per Note of EUR50,000 Specified Denomination
	(iii)	If redeemable in part:	Not Applicable
		Minimum nominal amount to be redeemed:	Not Applicable
		Maximum nominal amount to be redeemed:	Not Applicable
	(iv)	Option Exercise Date(s):	Not Applicable
	(v)	Description of any other Issuer's option:	Not Applicable
	(vi)	Notice period:	Not less than Five (5) TARGET Business Days prior to the relevant Optional Redemption Date
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**		EUR50,000 per Note of EUR50,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**		Not Applicable
27	**Early Redemption Amount**		

(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes: Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	TARGET, subject to Condition 10(h) A
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent

Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system/other specify

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealers' Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:		Barclays Bank PLC 5 The North Colonnade Canary Wharf London E14 4BB
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•] producing a sum of (for Notes not denominated in Euro):	Not Applicable
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 80,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 21 November 2006
(iii)	Estimate of total expenses related to admission to trading:	EUR3,550

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk and this indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) has provided to each of the Commission bancaire, financiére et des assurances (CBFA) in Belgium, Epitroph Kefalaiagoras in Greece, Comisiòn Nacional del Mercado de Valores (CNMV) in Spain, Autorité des marchés finaciers (AMF) in France, Irish Financial Regulatory Authority in Ireland, Commissione Nazionale per le Società e la Borsa (CONSOB) in Italy, Kredittilsynet in Norway, Financial Market Authority (FMA) in Austria, Rahoitustarkastus in Finland, Finansinspektionen in Sweden, Financial Services Authority (FSA) in United Kingdom, Commission de surveillance du secteur financier in Luxembourg and the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) in Germany with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Not Applicable

5 Reasons for the offer, estimated net proceeds and total expenses

Not Applicable

6 Yield (*Fixed Rate Notes Only*) Not Applicable

Indication of yield:

7 Historic interest rates (*Floating Rate Notes only*)

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying (*Index-Linked Notes only*)

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment (*Dual Currency Notes only*)

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying (*Equity-Linked Notes only*)

Not Applicable

11 Operational Information

(i)	ISIN Code:	XS0274480465
(ii)	Common Code:	027448046
(iii)	Fondscode:	Not Applicable
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional or other Paying /Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))	Not Applicable

12 General Not Applicable

EXECUTION COPY

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.
(Rabobank Nederland) Australia Branch
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.
(Rabobank Nederland) Singapore Branch
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 80,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1664A
TRANCHE NO: 1

RON 200,000,000 7.00 per cent. Fixed Rate Notes 2006 due 16 November 2009 (the "Notes")

Issue Price: 100.7475 per cent.

TD Securities

The date of these Final Terms is 14 November 2006.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated May 31, 2006 and the supplemental Offering Circular dated October 30, 2006 (together the 'Offering Circular'), which constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1664A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		New Romanian Leu ("RON")
4	Aggregate Nominal Amount:		
	(i)	Series:	RON 200,000,000
	(ii)	Tranche:	RON 200,000,000
5	Issue Price:		100.7475 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		RON 1,000 and multiples thereof
7	(i)	Issue Date:	16 November 2006
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	*Maturity Date:*		16 November 2009
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		7.00 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable

14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	7.00 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	16 November in each year commencing on 16 November 2007 and ending on the Maturity Date
	(iii) Fixed Coupon Amount(s):	RON 70.00 per RON 1,000 in nominal amount
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction (Condition 1(a)):	Actual/Actual-ICMA (unadjusted)
	(vi) Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	RON 1,000 per Note of RON 1,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable

27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London, Bucharest and TARGET, subject to Condition 10(h) (A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable

35	Other terms or special conditions:		So long as Bearer Notes are represented by a temporary or permanent Global Note and the temporary or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not applicable
	(ii)	Stabilising Manager (if any):	Not applicable
	(iii)	Managers' Commission:	1.1875 per cent. selling concession 0.1875 per cent. combined management and underwriting commission
37		If non-syndicated, name and address of Dealer:	The Toronto-Dominion Bank Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom
38		Applicable TEFRA exemption	D Rules
39		Additional selling restrictions:	<u>Romania</u> The Notes have not been and will not be registered under Law No. 297/2004 regarding capital market ("Capital Market Law") and may not be offered, sold, traded or delivered within Romanian territory without the prior approval of the Romanian National Securities Commission ("RNSC"). The Dealer has represented and agreed that neither the Offering Circular nor any other offering material related to the sale or distribution of the securities under this programme be used on the Romanian territory and/or to residents of Romania, unless such sale or distribution is in compliance with Capital Market Law and applicable regulations issued by RNSC, and other Romanian relevant laws and

		regulations, including any applicable exchange laws.
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.284895 producing a sum of (for Notes not denominated in Euro):	Euro 56,979,000
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 80,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ______________

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 16 November 2006
(iii)	Estimate of total expenses related to admission to trading:	EUR 1,645

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch RatingsLtd.:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events..

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the Commission bancaire, financière et des assurances (CBFA) in Belgium, Epitroph Kefalaiagoras in Greece, Comisiòn Nacional del Mercado de Valores (CNMV) in Spain, Autorité des marchés financiers (AMF) in France, Irish Financial Regulatory Authority in Ireland, Commissione Nazionale per le Società e la Borsa (CONSOB) in Italy, Kredittilsynet in Norway, Financial Market Authority (FMA) in Austria, Rahoitustarkastus in Finland, Finansinspektionen in Sweden, Financial Services Authority (FSA) in United Kingdom, Commission de surveillance du secteur financier in Luxembourg and the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) in Germany with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires for the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	RON 198,710,000
(iii)	Estimated total expenses:	RON 2,785,000 (comprising of RON 35,000 Managers' expenses and RON 2,750,000 selling concession and combined management and underwriting commission)

6	**Yield** (*Fixed Rate Notes Only*) Indication of yield:	6.717 per cent. per annum This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate. The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Operational information

(i)	ISIN Code:	XS0274400539
(ii)	Common Code:	027440053
(iii)	WKN (German security code):	A0G1CD
(iv)	Fondscode:	Not Applicable
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/Deliver Agents (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)	Not Applicable

EXECUTION COPY

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.
(Rabobank Nederland) Australia Branch
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.
(Rabobank Nederland) Singapore Branch
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 80,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1619A
TRANCHE NO: 5

TRY 50,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 (the "Notes")(to be consolidated and form a single series with the TRY 50,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 issued on 24 July 2006, the TRY 25,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 issued on 3 August 2006, the TRY 25,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 issued on 16 August 2006 and the TRY 50,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 issued on 21 September 2006)

Issue Price: 98.750 per cent.

(plus 115 days' accrued interest from

and including 24 July 2006 to but excluding 16 November 2006)

RBC Capital Markets **Rabobank International**

The date of these Final Terms is 14 November 2006.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated May 31, 2006 and the supplemental Offering Circular dated October 30, 2006 (together the 'Offering Circular'), which constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1619A
	(ii)	Tranche Number:	5
3	Specified Currency or Currencies:		Turkish Lira ("TRY")
4	Aggregate Nominal Amount:		
	(i)	Tranche:	TRY 50,000,000 (the Notes will be consolidated and form a single series with the TRY 50,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 issued on 24 July 2006, the TRY 25,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 issued on 3 August 2006, the TRY 25,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 issued on 16 August 2006 and the TRY 50,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 issued on 21 September 2006)
	(ii)	Series:	TRY 200,000,000
5	Issue Price:		98.750 per cent. of the Aggregate Nominal Amount plus 115 days accrued interest from and including 24 July 2006 to but excluding 16 November 2006
6	Specified Denominations:		TRY 1,000
7	(i)	Issue Date:	16 November 2006

	(ii)	Interest Commencement Date (if different from the Issue Date):	24 July 2006
8	Maturity Date:		24 July 2008
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		18.00 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	18.00 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	24 July 2007 and 24 July 2008
	(iii)	Fixed Coupon Amount(s):	TRY 180.00 per TRY 1,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ICMA (unadjusted)
	(vi)	Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable

23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	TRY 1,000 per Note of TRY 1,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	Istanbul and London, subject to Condition 10(h) (A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary or permanent Global Note and the temporary or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Royal Bank of Canada Europe Limited 71 Queen Victoria Street London EC4V 4DE United Kingdom Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) Thames Court One Queenhithe London EC4V 3RL United Kingdom
	(ii)	Stabilising Manager (if any):	Royal Bank of Canada Europe Limited
	(iii)	Dealers' Commission:	1.00 per cent. selling concession 0.50 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:		Not Applicable

38	Applicable TEFRA exemption	D Rules
39	Additional selling restrictions:	<u>US</u> The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") and are subject to US tax law requirements. Accordingly, Notes may not be offered, sold or delivered in the United States or to US persons except to the extent permitted by the Subscription Agreement.[1] The Notes are not eligible for sale under Rule 144A under the Securities Act. TEFRA D; Cat. 2 are applicable as more fully specifically described in the Offering Circular and Subscription Agreement. <u>Turkey</u> Each Manager will be required to acknowledge that pursuant to article 15 of the Decree no. 32 containing the Foreign Exchange Rules of Turkey, the purchase and sale of the Notes issued in a foreign jurisdiction by the Managers to persons resident in Turkey are permitted and are not subject to restrictions, except that the transfers relating to the purchase or sale of such Notes should be made through authorised banks or intermediary institutions authorised to carry out securities transactions according to the capital market legislation of Turkey. Each Manager will be required to represent, agree and warrant that it will not permit the distribution of any disclosure documents relating to the issue of the Notes in Turkey without observing the provisions of the Communique III, no. 20 of the Capital Market Board regarding the sale of foreign capital market instruments in Turkey. <u>Italy</u> Each of the Managers has represented that it has not offered, sold or delivered, and will not offer, sell or deliver any Notes or distribute copies of the Base Prospectus or any other document relating to the Notes in the Republic of Italy except to "Professional Investors", as defined in Article 31.2 of CONSOB Regulation No. 11522 of 1 July 1998 ("Regulation No. 11522"), as amended, pursuant to Articles 30.2 and 100 of Legislative Decree No. 58 of 24 February 1998 ("Decree No. 58"), or in any other circumstances where an express exemption from compliance

with the solicitation restrictions provided by Decree No. 58 or CONSOB Regulation No. 11971 of 14 May 1999, as amended, applies, provided however, that any such offer, sale or delivery of Notes or distribution of copies of the Base Prospectus or any other document relating to the Notes in the Republic of Italy must be:

(i) made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of 1 September 1993 ("Decree No. 385"), Decree No. 58, Regulation No. 11522 and any other applicable laws and regulations;

(ii) in compliance with Article 129 of Decree No. 385 and the implementing instructions of the Bank of Italy, pursuant to which the issue or placement of securities in Italy is subject to prior notification to the Bank of Italy, unless an exemption, depending inter alia, on the amount of the issue and the characteristics of the securities, applies;

(iii) in compliance with the banking transparency requirements set forth in Decree No. 385 and the implementing regulations and decrees; and

(iv) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.545455 producing a sum of (for Notes not denominated in Euro):	Euro 27,272,750
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 80,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ____________________

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	*Listing:*	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 16 November 2006
(iii)	Estimate of total expenses related to admission to trading:	EUR 1,030

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch RatingsLtd.:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the Commission bancaire, financière et des assurances (CBFA) in Belgium, Epitroph Kefalaiagoras in Greece, Comisiòn Nacional del Mercado de Valores (CNMV) in Spain, Autorité des marchés financiers (AMF) in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa* (CONSOB) in Italy, Kredittilsynet in Norway, Financial Market Authority (FMA) in Austria, Rahoitustarkastus in Finland, Finansinspektionen in Sweden, Financial Services Authority (FSA) in United Kingdom, Commission de surveillance du secteur financier in Luxembourg and the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) in Germany with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires for the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	TRY 51,435,616.44
(iii)	Estimated total expenses:	TRY 775,000 (comprising of TRY 25,000 Managers' expenses and TRY 750,000 selling concession and combined management and underwriting commission)

6	Yield (*Fixed Rate Notes Only*) Indication of yield:	18.686 per cent. per annum This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate. The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Operational information

(i)	(a) Temporary ISIN Code:	XS0274597730
	(b) ISIN Code:	XS0260835912
(ii)	(a) Temporary Common Code:	027459773
	(b) Common Code:	026083591
(iii)	WKN (German security code):	Not Applicable
(iv)	Fondscode:	Not Applicable
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/Deliver Agents (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)	Not Applicable

8 General

Tradeable amount:	TRY 1,000 So long as the Notes are represented by a temporary Global Note or permanent Global Note, the Notes will be tradeable only in principal amounts of at least the Specified Denomination or if more than one Specified Denomination, the lowest Specified Denomination, and integral multiples of the Tradeable Amount in excess thereof